

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 5, 2007

Frank B. Wyatt, II
Senior Vice President, General Counsel and Secretary
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, NC 28602
Telephone: (828) 324-2200

> **Re:** **CommScope, Inc.**
> **Form S-4/A**
> **Filed September 26, 2007**
> **File No. 333-145398**

Dear Mr. Wyatt:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 1 – The Merger, page 56

General Description of the Merger, page 56

1.   We note your revised disclosure on page 56 in response to our prior comment two. Please disclose with more specificity the factors that may be considered by CommScope in determining the form of consideration for the stub portion. For example, what will CommScope consider regarding its "business outlook"? Include disclosure that addresses CommScope's concerns with respect to the listed factors that led to its desire for "flexibility" (page 59) in determining the

form of the stub portion as late as two trading days prior to the effective date of the merger. Also, please further revise to disclose what CommScope's primary concerns will be when evaluating the totality of information available, including the cited factors. For example, will CommScope primarily be concerned with the actual amount and cost of the debt and how it will affect CommScope's ability to conduct normal operations?

Financing, page 84

2.   We note your revised disclosure on the top of page 85 in response to our prior comment 10. Please further revise to describe the "other factors" that will contribute to the actual amount of borrowings.

3.   We note your revised disclosure on page 85 in response to our prior comment 11 regarding your belief that you will have sufficient funds available to pay the entire merger consideration in cash without seeking additional financing. Please further revise to state whether you believe you will have sufficient funds available to pay the entire merger consideration in cash and retain an amount of cash estimated to be required for normal operations without seeking additional financing.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Lois Herzeca
        Fried, Frank, Harris, Shriver & Jacobson LLP
        Via facsimile: (212) 859-4000